EXHIBIT 12.1

Intercontinental Exchange, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
		(in millions, except ratio)
Determination of earnings:
Pre-tax income from continuing operations before income from equity investee, income tax expense and non-controlling interest	$1,275	$2,004	$1,647	$1,382	$504	$790
Add: Fixed charges	90	178	97	96	56	39
Add: Distributed income of equity investees	—	10	8	—	—	—
Less: Income attributable to non-controlling interests	(16)	(27)	(21)	(35)	(16)	(10)

Pre-tax earnings before fixed charges	$1,349	$2,165	$1,731	$1,443	$544	$819

Fixed charges:
Interest expense on outstanding debt	$80	$157	$81	$80	$40	$25
Interest expense on line of credit	2	5	4	6	3	5
Amortization of debt issuance costs	5	10	7	7	8	4
Other	3	6	5	3	5	5

Total fixed charges	$90	$178	$97	$96	$56	$39

Ratio of earnings to fixed charges	15.0x	12.2x	17.8x	15.0x	9.7x	21.0x